Exhibit 99.1

Edison La Strada Selected Favourite THC Flower in Canada

2019 Leafly Readers Choice Awards ranks top cannabis products in Canada, as chosen by consumers

Company receives four awards and five acknowledgments, including Top Pre-Roll (Edison El Dorado), Top THC Oil (Edison Sativa) and Top CBD Oil (Edison CBD)

Over 30,000 votes cast across Canadian cannabis industry and licensed producers

MONCTON, New Brunswick--(BUSINESS WIRE)--January 23, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce products from its premium adult recreational Edison Cannabis Co. brand have been awarded top honours in the consumer-driven Leafly Readers Choice Awards.

The Company’s Edison Cannabis Co. products took first-place position in four key product categories: Top THC-Dominant Flower, Top Pre-Roll, Top THC Oil and Top CBD Oil.

“These products, chosen the finest in Canada by those who know cannabis best, are validation for all the hard work, thought and dedication applied to the development of the Edison Cannabis Co. brand and the quality of its products,” said Greg Engel, CEO, Organigram. “We’re incredibly proud of our teams and thank those who support our work. A special thanks to the team at Leafly for this celebration of cannabis in Canada.”

The competition is organized by Leafly, the world’s largest cannabis information resource. The Leafly Readers’ Choice Awards recognizes best-in-class products, producers, places and personalities in Canada’s legal cannabis industry. Three Edison products were chosen in the Top THC-Dominant Flower category, out of a possible 10 finalists.

The Company’s Edison Cannabis Co. awards and acknowledgments include:

- Top THC-Dominant Flower – La Strada
- Top Pre-Roll – El Dorado Pre-Roll
- Top THC Oil – Edison Sativa
- Top CBD Oil – Edison CBD
- Top Licensed Producer, #2 spot – The Edison Cannabis Co.
- Top Balanced Oil, #3 spot – Edison 5:5
- Top Pre-Roll, #4 spot – Edison La Strada
- Top THC-Dominant Flower, #7 spot – Rio Bravo
- Top THC-Dominant Flower, #8 spot – Lola Montes

Over 30,000 votes were cast in the inaugural competition and stands as the country’s sole 100-per-cent reader-polled cannabis awards initiative.

“The overwhelming volume of response is a sign that consumers are embracing cannabis legalization,” Engel said. “We are thrilled for the acknowledgement of our peers in these results as well, and that our products have been ranked among the best of the best in Canada.”

“Leafly readers know cannabis and we’re thrilled to give them a platform to recognize Canada’s best buds. Congratulations to Edison for winning in multiple categories including favourite THC-dominant flower and pre-roll as well as favourite CBD and THC oils,” says Jo Vos, Managing Director, Leafly Canada.

The flagship brand from Organigram Holdings Inc., the Edison Cannabis Co. is a premium adult recreational cannabis brand, available in all 10 Canadian provinces. Edison Cannabis Co. products were introduced to consumers on the first day of recreational legalization, October 17, 2018, and is one of Canada’s original, licensed recreational cannabis brands. Built on pillars of innovation, sophistication, creativity and quality, the brand is nationally regarded as best-in-class; in addition to its recently announced Leafly Readers Choice Awards, Edison was named Brand of the Year first runner-up at the Lift & Co. 2019 Canadian Cannabis Awards in November 2019.

For a full breakdown of the Leafly Readers Choice Awards and acknowledgements, visit: https://www.leafly.com/news/canada/readers-choice-awards-canada-2019.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:
Ray Gracewood
Senior Vice President, Marketing and Communications
ray.gracewood@organigram.ca
(506) 645-1653